<SEQUENCE>1
	<FILENAME>rby10sb.txt






	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549


	FORM 10-SB

 	GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
	BUSINESS ISSUERS

	Under Section 12(b) or (g) of the Securities Exchange Act of 1934

	Royal B.Y. Investmemt Management LLC.
 	(Name of Small Business Issuer in its charter)

	Delaware
 	(State or other jurisdiction of incorporation or organization)

 	###-##-####
	(I.R.S. Employer Identification No.)

	4201 Suzanne Dr. Palo Alto, CA. 94306
 	(Address of principle executive offices)(State, zip)

	y8huang2002@yahoo.com
 	(Issuer's email address)

	Securities to be registered under Section 12(b) of the Act:



	Title of each class 		Name of each exchange on which to
	be so registered  		         each class is to be registered
	N/A				N/A



	Securities to be registered under Section 12(g) of the Act:
	Common Stock, par value $0.004 per share
	--------------------------------------------------
 	(Title of Class)





	      		1.




	Table of Contents


	Part I								     Page

	Item I.		Description of Business.	----------------------------------4

	(a).   		Business Development
	(b).   		Business of Issuer
	(c).		Reports to security holders.

	Item II.	Management's Discussion and Analysis or Plan
			of Operation ------------------------------------------------ 6

	(a).		Plan of Operation
	(1).		Operation plan for the next twelve month

	Item III.	Description of Property   ---------------------------------------------6

	(a).		The location of the company:
	(b).		Investment Policy:

	Item IV.	Security Ownership of Certain Beneficial
			Owners and Management ----------------------------------------7

	(a).		Security Ownership of Certain Beneficial Owners
	(b). 		Security Ownership of Management
	(c).		Control by Management

	Item V.		Directors and Executive Officers, Promoters and
			Control Persons ----------------------------------------------7

	(a).		Identify director and executive officers
	(b).		Identify significant employee
	(c).		Family Relationships
	(d). 		Involvement in certain legal proceedings

	Item VI.	Executive Compensation			-------------------------12
	Item VII.	Certain Relationships and Related Transactions.------------------------13
	Item VIII.	Description of Securities  -----------------------------------13
	(a).		Common or Preferred Stock.
	(b).		Debt Securities


	Part II.


	Item I.		Market for Common Equity and Related Stockholder Matters. ----13

	(a).		Market information.
	(b).		Dividends
	(c).		Securities authorized for issuance under compensation plans.

	Item II.	Recent Sales of Unregistered Securities  ------------------------------14
	Item III.	Legal Proceedings  ----------------------------------------------------14
	Item IV.	Changes in and Disagreements with Accountants on Accounting -----------14
			and Financial Disclosure.
	Item V.		Disclosure Controls and Procedures  --------------------------14



	      		2.




	Item VI.	Compliance With Section16 (a) of the Exchange Act ---------------------14
	Item VII.	Code of Ethics  -------------------------------------------------------14
	Item VIII.	Corporate Governance -----------------------------------------15

	(a).		Director Independence
	(b).		Definition of Independent Board of Director
	(c). 		Board meetings and committees; annual meeting attendance.
	(d).		Director Nominating Process
	(e).		Audit committee.
	(f).		Compensation committee.
	(g).		Shareholder communications.

	Item VIIII.	Summary Information and Risk Factors.-------------------------16

	(a). 		Summary.
	(b). 		Address and phone number.
	(c). 		Risk factors.

	(i) 		Lack of an operating history;
	(ii).		Poor financial position;
	(iii).		Market Risk;
	(iv).		Policy Risk

	Item X.		Dilution  ----------------------------------------------------18
	Item XI. 	Indemnification of Directors and Officers -----------------------------18

	Part F/S

	FINANCIAL STATEMENTS

	Balance Sheet                                         		F-1 ------------19
	Statement of Operations                             		F-2 ------------20
	Statement of Stockholder's Equity (deficit)      		F-3 ------------20
	Statement of Cash Flows                               		F-4 ------------21
	Notes to Financial Statements                      		F-5 ------------21


	CERTIFICATIONS  ----------------------------------------------------------------21




	      		3.




	10-SB

	Item I.	Description of Business.

	(a)   Business Development

	Royal B.Y Investment Management LLC. (the "Company" or the "Registrant") was
	formed in the State of Delaware on August 25,1999 and in the State of
	California on August 31, 1999. It was reregistered in the State of Delaware
	on May 10, 2005. This is actually planned to be the first Chinese REIT which
	go public in USA.

	Recent several dozens years, Chinese economy is booming. The Chinese's GDP
	is increasing at the speed of almost 10% each year. Also, the Chinese currency
	(RMB) is appreciated quickly. The Chinese real estate asset's value is also in
	the great surge trending up. And this trending will continue to last at least
	twenty years as we can see. Therefore, investment in Chinese real estate will
	take the great advantages of the Chinese economy growth, Chinese currency
	(RMB) appreciation. However, for many American investors including the
	institutional investors, there they may face many difficulties in
	investment in china, including the different cultural environment,
	different language, different economy system, different regulation, Chinese
	 foreign investment policies, and the Chinese currency control. Therefore, we
	organized the Chinese real estate asset, team up with Chinese various local
	companies as partners, go public in the USA will solve all the problems facing
	investment in China. We and the local Chinese companies work on the real
	estate projects, while American investors and any other foreign investors who
	can access to our company 's investment window can exit their investment in
	the stock market of The United States.



	Since 2001, the company has been engaged in long term hard work in development
	of business acquisition, merger and obtaining financing in China's projects.
	Those include establishing network with Chinese government offices, local
	companies; organizing partnership; selecting management team; doing due
	diligence for the investment project and seeking financing for the projects
	etc. Currently,there are two excellent real estate project candidates that we
	are actively working on. One is acquisition of ownership of ABC Real
	Estate Ltd* which has property of 450 Chinese acre land and undecorated 3-star
	hotel in MiYun County, Beijing. The project will include decoration of the
	3 star hotel and develop 88 villas on the land. Another is acquisition of
	ownership of XYZ* Real Estate Ltd which has property of XYZ* Mansion which
	contains 44,000 construction sq-meters grade 5A building located in the most
	valuable central zone of Beijing. The above two project's acquizition and
	developement will cost 89.7 million USD.


	* The companies required us not to disclose their name yet,before the deal is
	done



	Currently, the company has formed partnership with following Chinese companies.

	1.	HuiFeng Guaranteed Co. Ltd.
	2.	Beijing KuanYuan Investment Co. Ltd.
	3.	Beijing YuanHong Real Estate Development Co. Ltd.


	      		4.



	(b)   	Business of Issuer

	(1).	The company's business is to acquire China's ownership of companies,
		especially in Real Estate field, then bring them to go public in the
		United States.
	(2).	The company has investigated in China's real estate projects for more
		than 5 years and formed a great network in China from the different
		fields and levels, including high level government officers , real
		estate companies,construction companies, evaluation companies,
		guaranteed companies,decoration companies, Chinese Security Exchange
		Commission etc.The company have formed such a great network which will
		be able to obtain undervalued projects with great location and great
		potential of value increase. The company has developed an excellent
		experiences to judge china's real estate value also. The company
		understands Chinese culture very well and can form partnership of
		various kinds with Chinese local companies.
	(3).	Currently, the company has located many talented people who will work
		in this company after the financing for the project is completed, those
		people include famous, very experienced general manager of real estate
		companies, famous architects, banker, famous attorneys and accountants,
		high-level government officers as a support, human resource personnel
		etc.
	(4).	United States is strongly encouraging China to develop capital market,
		especially asset securitization, real estate asset securitization in
		USA. The real estate asset going public in USA will solve the problem
		that American investor's exit for their investments in china's real
		estate asset and provide a great tool to hedge Chinese real estate market
		risk.
	(5).	Chinese government is also strongly supporting the development of Chinese
		capital market,especially in Chinese real estate securitization in USA.
	(6).	Due to overheated fast growth in China' fixed asset investment, Chinese
		government'macroscopic economic adjustment and control, the financing in
		real estate is very difficult.But the real estate market is still very
		hot and it will keep hot for at least more years.Therefore, it has
		created an excellent investment opportunity for foreign investors to take
		the good projects.
	(7).	Recently years, Yun Huang, president of the company is actively
		working in China to organize the management team, he has formed
		partnerships with local Chinese companies and locate excellent real
		estate projects and seek finance for the project; Noaf Adel Al-Sabah
		vice president of the company is actively working in USA to locate
		financing for the projects.




	(c).	Reports to security holders.

	(1).	The company will file reports with Security Exchange Commission.
	(2). 	Public may obtain information on the operation of the public
		reference room by calling the SEC at 1-800-SEC-0330. SEC also maintains an internet site that contain reports, proxy, and information statement and other information regarding issuer that file electronically with SEC.







	      		5.




	Item II.	Management's Discussion and Analysis or Plan of Operation

	(a).	Plan of Operation
	(1).	Operation plan for the next twelve month

	(i).	The business issuer has been actively making debt arrangements
		with various investment companies and the business partners to acquire
		the all or part of ownership of the project like MiYun project and
		XYZ* Mansion. Currently, Remington Financial Group, INC has issued
		its Term Sheet for the financing of MiYun Project for $25 millions; Also,
		First Capital Financial Group, Inc has issued the Letter of Interest for
		the MiYun Project; ASL Carpio Investment, LLC and Nationwide USA II, Inc.
		also are very interested in this project and working on the due diligence.
		We are also making arrangement with the First Capital Financial Group and
		AML & Associates Inc. and HuiFeng Guaranteed Co. Ltd, Beijing KuanYuan
		Investment Co. Ltd. to obtain financing through Standby Letter of Credit
		for the MiYun project acquisition. It will take about 2 to 3 months to
		get the financing completed to start the acquisition .

	(ii).	After the acquisition of MiYun Project, we are going to transfer the
		title to the company. And start to design the 88 villas and make
		decoration of the 3-star hotel. After the design have been completed,
		the company will develop the 88 villas. It will take one year to complete.

	(iii).	The XYZ* Mansion is a completed building with construction area of
		44,000 sq-meterslocated at valuable central zone in Beijing, it has
		renting rate of 90%. We are working to acquire about 50% of the ownership
		by debt financing before the company go public.


	Item III.	Description of Property

	(a).	The location of the company:
		The company is currently located at 4201 Suzanne Dr. Palo Alto, CA. 94306;
		The XYZ* mansion has signed contract to attribute the building as
		equity of the company, the appraisal value of the building is
		490 million Yuan RMB, the title of the property has not transfered yet.

	(b).	Investment Policy:

	(1).	Investments in Real Estate or interest in Real Estate. The company will
		invest or acquire office or apartment buildings, shopping centers,
		industrial properties and commercial properties, special purposed building,
		hotels and undeveloped acreage in China. Currently, the projects is very
		easy to be located by referral; the financing will be solved by debt or
		equity investment.
	(2).	The company will mainly purchase all or part of the ownership of the
		project companies. Those properties have to be located at good
		location of china's big city or undervalued which have great potential
		for the value increase.




	      		6.




	Item IV.	Security Ownership of Certain Beneficial Owners and Management.

	(a).	Security Ownership of Certain Beneficial Owners


		Class	Name and Address	Amount and Nature of 	Percentage of Class
					Beneficial Owners


		Common	Yun Huang			14,000,000		70%
			4201 Suzanne Dr.
			Palo Alto, CA. 94306

		Common	Noaf Adel Al-Sabah		6,000,000			30%
			2784 Homestead Road #211
			Santa Clara, CA. 95051


	(b). 	Security Ownership of Management

		The business issuer has not attribute any stock to management, it will be
		decided after it get financing.

	(c).	Control by Management

		Management currently owns 100% of all the issued and outstanding capital
		stock of the Company. Consequently, management has the ability to control
		the operations of the Company and will have the ability to control
		substantially all matters submitted to stockholders for approval,
		including:

		*Election of the board of directors;
		*Removal of any directors;

		*Amendment of the Company's certificate of incorporation or bylaws;

		*Adoption of measures that could delay or prevent a change in control
         	or impede a merger, takeover or other business combination.

		Accordingly, this concentration of ownership by itself may have the effect
		of impeding a merger, consolidation, takeover or other business
		consolidation, or discouraging a potential acquirer from making a tender
		offer.



	Item V.	Directors and Executive Officers, Promoters and Control Persons

	The term of office of each director is two years and until his successor is
	elected at the Company's annual shareholders' meeting and is qualified,
	subject to removal by the shareholders. The term of office for each officer is
	for two years and until a successor is elected at the annual meeting of the
	board of directors and is qualified, subject to removal by the board of
	directors.



	      		7.




	(a).	Identify director and executive officers


		Title					Name			Age

		President,				Yun Huang, 		50
		Vice-President,				Noaf Adel Al-Sabah 	25


		The following names are the candidates
		of different posts(the names are not dislosed yet):




		Title							Name		Age

	 	General Manager Candidate					Ms.	Liu	51
		General Manager Candidate					Mr.	Liu	52
		General Manager candidate					Mr.      	Du	39
		Famous Architect						Ms.	Li	50

		Vice-General Manager 	(Engineering and Construction)	Mr.	Po: 	45
		Vice General Manager 	(Recruit and Personnel)		Ms.	Deng:	37
		Vice General Manager  	(Attorney)			Mr.	Su: 	39
		Vice-General Manager 	( Finance and Accounting);		Mr.	Wang: 	29
		Independent Director					Mr.	Chan:	60



	Yun Huang; President was born in Beijing, China , where he finished his BE.
	Degree in Precision Instrument Engineering in Tianjin University. He worked in
	the Chinese Academy of Science as a researcher for three years. In 1987, he
	finished his MS degree study in polymer physics in the University of Southern
	Mississippi, USA. In 1988, He continue his Ph.D study in Biophysics and
	Molecular Cell Biology in the University of California, at Berkeley. In 1990,
	he went to Wall-street to begin his career in investment fields. He had been
	in Wedbush Morgan Securities Inc. Gilford Securities Inc. Prudential Financial
	Services Inc. etc as investment advisor. In 1998, He founded Royal B.Y.
	Investment Management  LLC. and a Hedge Fund. In 2000, He started to
	visit Mainland China frequently, where he gave a lot of seminars in
	nation-level conference at which there are many very high-level enterprise
	owners and managers, government officers attended. Starting from 2001,
	he started to visit different cities and counties of china to investigate
	investment projects accompanied by the heads of the provinces, cities or
	counties. He had worked on china's projects of venture investment,
	company go public, merger and acquisition, financing etc. His most
	interest is to apply American mature economic model to Chinese
	economy environment. He is now actively preparing for the first
	Chinese REIT's that will go public in USA in the near future .

	He has some experiences in  real estate. Although He did not have any
	record in real estate experiences, he has been studying real estate since he
	came back to China 4 years ago. He studied real estate evaluation courses
	(Income Property Valuation by Jeffrey D. Fisher and Robert S Martin),
	real estate development courses (By DaiSong Zhao, also QingChun Wang),
	and real estate operation and management courses (By Ligen Shen etc.),
	Real Estate Investment Analysis (by Gaylon E. Greer); real estate project
	planning (By ShiJun Jia); real estate market analysis (By Adrienne Schmitz
	etc.) etc.

	Noaf Adel Al-Sabah; Vice-President, was born in Stockton, California. His
	father Adel Ahmed Al-Sabah is part of the royal family of Kuwait.Alex is a
	graduate of the University of California, where he completed his degree in
	Business Management Economics, and double minored in Accounting and Education.
	After graduating college, Mr. Al-Sabah started up a debt management company
	where he is still the CEO of American Financial Services, LLC. He is also on
	the board of directors/head of marketing for a small lending firm called
	Phoenix Financial Corporation, which specializes in residential mortgages
	and Real Estate. Mr. Al-Sabah is very young and ambitious and prides himself
	on his consistent efforts in building strong personal and business
	relationships.





	      		8.




	He can strongly relate to many people with different socio-economic and
	multi-cultural backgrounds. Alex is very financially savvy and combines his
	financial expertise with his social skills for a dynamic combination and
	success in the business world. Mr. Al-Sabah is in the process of obtaining
	the following licenses: Brokers, Series 7, and Series 63.Mr. Al-Sabah and
	Mr. Huang have teamed up with a large pool of credentialed individuals to
	perform the first Chinese founded REIT (Real Estate Investment Trust) to
	go public in the United States. Mr. Al-Sabah will be in control of the United
	States branch(s) and Mr. Huang's responsibilities will be to control and
	oversee management in Beijing.? However, both will incorporate and invest,
	time, effort, knowledge, passion, and persistence in making this first Chinese
	REIT ever since successful business venture.

	Ms. Liu:  General Manger Candidate; was born Jan 17,1955. BA degree from
	Finance College of LiaoNing province. She has been working in quality control
	department in Electronic Industry Ministry. She was principal of MiaoYe
	cultural company. She is now the owner of Beijing KuanYuan Investment
	Limited.



	Mr.Liu:  General Manager Candidate; was born May 16,1954 in Beijing. College
	Degree in Administration Management. From 1982 to 2000, he has published many
	articles on "summer palace", "creation literature", "times","literature on
	May" etc. He has been general manager of Chinese workers publication, in
	charge of sales team of 80 peoples. He also was the head of personnel and
	planning department of Sichuan famous wine named "ShuijingFang". The annual
	revenue is 1 billion yuan RMB. He as also the vice general manager of "Hong
	Cheng"wine limited and "Chengjisihan" wine etc. He is now the principal of
	Beijing KuanYuan investment Limited.


	Mr.Du: General Manager Candidate: was born in XiAn City in 1966; Master degree
	on Economics of People's University; General Manager of Beijing JinLuFengYuan
	Real Estate Development Corp, Beijing ShuYaMingYuan Real Estate Development
	Corp and Beijing TianDiHuaChuang Real Estate Development Limited. He started
	his real estate career in 1995. He has completed real estate projects of more
	than 3 million square meters;  the representing projects are LiMai College
	( 180,000 sq-meters); Beijing Diplomatic Townhouse; Shanghai KangQiao Garden
	(820,000 sq-meters); Phoenix City ( 1.1 million sq-meters) In XiXia,YinChuan;
	JunTai Hotel (5 star) in NingXia; Beijing ShuangYu Garden; Beijing German
	Impression ; Beijing Rome Lake Villa etc. He has published his book of The
	Real Estate Development and Management; He is well-known in Real Estate
	field in China and has very good network in real estate related field.







	      		9.





	Ms. Li, Famous Architect, was born in 1956 in Beijing. She got her B.E  degree
	from department of  architecture, Tianjing University. She is now working in
	IPPR Engineering  International as registered architect of professor level,
	first class of state. She is senior expert of Investment Appraisal and
	Examination Center in State Planning Committee. She is member of Appraisal
	Committee in National Advanced Architecture Study . She was listed in the
	database in Beijing City Planning Committee. She is professor in Beijing
	Architecture Engineering College, professor of master degree students. She
	is member of Living Environment Committee of Chinese Architecture Society.
	She is member of Environmental Art Committee of Chinese Construction Culture
	Society. She is affiliated member of British Royal Architecture Society.She
	was elected as one of the 100 most popular architect in the nation by new real
	estate magazine .Her works being awarded are Beijing Science and Technology
	Sports Center (first place); Beijing Jinze Building (first place); Beijing
	Daguanyuan Hotel (third place) etc.


	Her representative works are Beijing Jianguomenwai SOHO Engineering, Beijing
	XiGui International Fortran Square; Xinjiang Manas International Hotel;
	Xinjiang Arksu International Hotel etc.

	Her articles are unification of harmony and beauty; the truth of architecture;
	comparisons of western and oriental architecture culture etc.


	Mr.Po:  Vice- General Manager in charge of Engineering and Construction;
	was born in August 29, 1961; in 1985 He got his Bachelor Degree of Engineering
	in  Civil Architecture of Harbin Architecture Engineering Institute
	( currently Architecture Institute, Harbin Industry University). He got
	Architecture Engineer title in 1992 and  Supervising Engineer Qualification
	Certificate in 1992.From 1985 to 1995, He was working in Design and Research
	Institute of Chinese Machinery Industry on architecture design and Engineering
	contract. During this period,the representing works are: 1); Yanshan
	University Student Center; 2); Beijing International Club Design; 3); Beijing
	FangZhuang District (FangQuinYang) architectural design; 4); LiuZhou
	Egnineering Machinery factory assemble center design 5); Chinese
	Ministry of Foreign Affairs, Beidai He International Holiday Hotel design;
	6) Chende city thermoelectricity factory design 7); Administrative Building
	of Chinese Machinery Industrious Department design 8); Assemble
	Center Design of XuZhou Engineering Machinery Industrious Group
	9); Beijing Railway, Fengtai District Workshop Design 10); The
	Administrative Building of Beijing Embassy district Design 11);
	Shanxi Electricity Device Institute High energy X-ray Accelerator
	Engineering Design 12); Beijing  Civil Aviation  Building Design etc.
	From 1995 to 1999, He went to Japan working in Pacific Design Corp
	in Tokyo. He was in charge of collection and compile treatment of
	geological information; various charting information treatment;
	provide rchitectural advice to the companies from China etc. the
	representing works are 1); City Road planning charting digital treatment;
	2); Freeway Planning charting  digital treatment; 3); City water supply
	charting digital treatment;4); City and town house charting digital
	treatment 5); Tokyo City fire fighter System information station
	charting digital treatment 6); Japan State Land Resource
	Investigation Station Charting Treatment etc.





	      		10.



	From 2001 to 2002; He worked in Beijing JinQiu Real Estate Development Corp as
	Vice-General Manager or 250,000 square meter townhouse Development. During
	this period, he was in charge of contracting and design, communicating with
	Australia well-known designer and Chinese Architecture Design Companies,
	laying down design principal and planning, raising modification opinions,
	examining and verifying charts, choosing various products and taking part in
	public bidding. This project was awarded as one of ten star Buildings in
	Beijing and Excellency Award for design.

	From 2002 to 2003; He worked in Beijing LiCheng City Real Estate Development Corp. for one million square meter development. He is in charge of communicating with well-known Japanese designer, Spanish designer, and Chinese designer, contracting, laying down design principal and planning, examining and verifying chartings, choosing various products and taking part in public bidding.

	From 2003 to now; He is working in Beijing KaoShanJu Real Estate
	Development Corp. for 95,000 square meters villa development as general
	project manager and management manager. He is in charge of laying down
	project construction planning and schedule, planning design, project house
	format design, construction execution design, technical support in execution
	of construction, communicating with different design companies, sale and
	service after sales.

	He has excellent experience for considering the best design as the same time to consider the cost.He is good at macroscopic planning and microcosmic single object design; good mastery of the standard of modern life residence ; modern design concept and idea, design techniques, new types of materials usage etc.



	Ms.Deng:  Vice General Manager (Recruit and Personnel); was born Dec. of 1970;
	She had a BA Degree in Economy management in HaiNan Dang University .
	From 1993 to 1998, She worked in HaiKuo Office of the United State
	International Limited as Personnel Manager. She was in charge of setting up
	employee assignment plan, recruiting, training, selecting and salary plans and
	pension system etc.From 1998 to 2002, she attended LiDa Foreign Language
	Institute as a English Student.From 2002 to 2003, She worked in Beijing RiHua
	Culture Company as Personnel Manager. The main tasks are to design
	reasonable organization structure inside project team; to use current
	employees effectively and reasonably, to set up competitive salary system;
	to execute recruiting and training plan and the corresponding executive
	management system.From 2004 to 2005, She worked in SiXing advertise
	Company as Personnel Supervisor



	Mr. Su: Vice General Manager (Legal) ; 38 years old; BA degree in law from HeNan University in 1989.

	From 1989 to 1996, he worked in states-owned Zhongyuan Petroleum Exploration
	Bureau in charge of contract Management.

	In 1994, he has passed the examination for attorney qualification; in 1995, he
	has passed the examination for economist.From 1996 to 2002, he worked in
	PuYangZunYan law firm as professional attorney. The major business is
	real estate law ,corporate law and bank law.During this period, he has worked
	as chief legal advisor for clarification of  Zhongyuan Petroleum Exploration
	Bureau, avoided huge economic loss. He also took part in a large amount
	of work in ownership transformation for Zhongyuan Petroleum Exploration
	Bureau.

	From 2002, he has become partner of Beijing TongShun Law Firm.

	In 1998, he also passed Registered CPA exam.

	He is now the member of Beijing Legal Association






	      		11.



	Mr. Wang: Vice-General Manager ( Finance and Accounting); was born in Nov. of
	1978, got his BA degree at accounting major from ChangChun University in
	July of 2000.  He has passed the accounting qualification exam in May of 2002.
	He also passed the computing accounting  exam in May of 1999.

	From July of 2000 to Nov. of 2002, he worked at  SiSha Limited Co , a public
	company  as an accountant. He was in charge of revenue calculation and
	verification, cashier , cost calculation and verification, also accounting
	examination. Using Office Access to compile accounting program to raise the
	efficiency of accounting.

	From Jan. of 2002 to Aug. of 2003, he worked in LingFeng accounting firm,
	where he was in charge of examination of accounting, the major companies
	to exam are foreign companies and Beijing Office of foreign companies,
	including tax examination, currency examination, tax reporting, etc. establish
	data base for those companies.From 2003 to now, he worked in ZhongYi
	Investment Management firm as accounting analyst.


	Independent Directors:

	Mr. Chan: Independent Director, graduated from the Chinese People University,
	Master degree in economy from Chinese Academy of Social Science. Director of
	Industrial Research Institute of Chinese Academy of Social Science.
	Director of Research Center of Chinese Academy of Social Science for Middle
	and Small Business.Professor of Chinese Academy of Social Science. Well-known
	economist. Vice Director of Chinese Reform and Development Association. Vice
	Director of Chinese county and town enterprise association. "Five First" Award
	recipient. "Five Continent Cup" Award recipient. Social Science Foundation
	Award recipient."Soft Science" Award recipient. Development and Research
	award of the State of Department recipient.  State of Department salary
	recipient.

	(b).	Identify significant employee

	All the above people except Mr. Yun Huang and Mr. Noaf Adel Al-Sabah will be
	expected to become employees of this business issuer once it get finance.

	(c).	Family Relationships

	There is no any family relationship within the above mentioned management team members.

	(d). Involvement in certain legal proceedings

	The above mentioned members have no any pending legal proceedings.


	Item VI.		Executive Compensation

	Currently, there is no any compensation offered to any executive .




	      		12.




	Item VII.		Certain Relationships and Related Transactions.

	Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


	We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. We have not entered into and do not intend to enter into any transactions with beneficial owners of our Stock.


	Item VIII.	Description of Securities

	Our company has authorized to issue up to 100,000,000 Common Shares, $0.004 par value per Common Share and 20,000,000 shares of preferred stock. As of April 30,2007 there are 20,000,000 shares of our Common Stock outstanding.All outstanding Common Shares are legally issued, fully paid and non-assessable.

	(a).	Common or Preferred Stock.

	(1).	The business issuer is offering 100,000,000 shares authorized common
		stock and 20,000,000 shares preferred stocks; among it,
		20,000,000 shares common stock is outstanding.
	(2).	There is no dividend set for preferred stock yet.
	(3).	Holders of our Common Shares are entitled to cast one vote for each
		share held of record at all shareholders meetings for all purposes.

	(b).	Debt Securities

		Currently, the business issuer is seeking loan, but has not completed
		the deal yet.



	Part II.

	Item I.	Market For Common Equity and Related Stockholder Matter

	(a).	Market Information

	(1).	For the business issuer's common stock, there is no public trading
		market at this time.
	(2).	There is no outstanding option, warrants or securities convertible
		into common equity of the registrant.


	(b).	Dividends

	(1).	There is no any cash dividends for the last two fiscal years.
	(2).	There will be no restriction that limit the ability to pay dividends
		in the future. We do not have limitations or restrictions upon the
		rights of our Board of Directors to declare dividends,and we may pay
		dividends on our shares of stock  in cash, property, or our own shares,
		except when we are insolvent or when the payment thereof would render
		us insolvent subject to the provisions of the Delaware Statutes. We
		have not paid dividends to date, and we do not anticipate that we will
		pay any dividends in the foreseeable future.





	      		13.




	c).	Securities authorized for issuance under compensation plans.
		There is no security considered for compensation plan yet.


	Item II.	Recent Sales of Unregistered Securities

		Currently, there is no sales of unregistered securities.

	Item III.	Legal Proceedings


		The Company is not, and has not been, involved in any legal proceedings.
		The business issuer does not have any pending legal proceedings.


	Item VI.	Changes in and Disagreements with Accountants on Accounting
			and Financial disclosure.

		Because the financial statement at this time is not audited, there is no outside accountant has any comment on our accounting and financial disclosure.

	Item V.	Disclosure Controls and Procedures

		The Company maintains disclosure controls and procedures that are
		designed to ensure that information required to be disclosed in the
		Company's Exchange reports is recorded, processed and summarized and is
		reported within the time periods specified in the SEC's rules and forms,
		and that such information is accumulated and communicated to the
		Company's management,including its Chief Executive Officer and Chief
		Financial Officer, as appropriate, to allow timely decisions regarding
		required disclosure. In designing and evaluating the disclosure control
		procedures, no matter how well designed and operated, can provide only
		reasonable assurance of achieving the desired control objectives, and
		management necessarily was required to apply its judgment in evaluating
		the cost-benefit relationship of possible controls and procedures.


	Item VI.	Compliance With Section16(a) of the Exchange Act

	Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our
	executive officers and directors and persons who own more than 10% of a
	registered class of our equity securities to file with the Securities and
	Exchange Commission initial statements of beneficial ownership,reports
	of changes in ownership and annual reports concerning their ownership
	of the our common stock and other equity securities, on Form 3, 4 and 5
	respectively. Executive officers,directors and greater than 10%
	shareholders are required by the Securities and exchange Commission
	regulations to furnish our company with copies of all Section 16(a)
	reports they file.Based solely on our review of the copies of such reports
	received by us, and on written representations by our officers and
	directors regarding their compliance with the applicable reporting
	requirements under Section 16(a) of the Exchange Act, we believe that,
	with respect to the fiscal year ended December 31, 2006, our officers
	and directors, and all of the persons known to us to own more than
	10% of our common stock, filed all required reports on a timely basis.



	Item VII.		Code of Ethics

	We have code of ethics as following:

	(1).	Honest and ethical conduct.
	(2).	Full, fair, acurate,timely, and understandable disclosure in reports and
		documents that small business issuer file with ,or sumit to, the Commission
		and in other public communication.
	(3).	Compliance with applicable government laws, rules and regulations.
	(4).	The prompt internal reporting of the violations of the code to an
		appropriate person.
	(5).	Accountability for adherence to the code.







	      		14.





	Item VIII.	Corporate Governance

	(a).	Director Independence

		Yun Huang, 	Board of Director,  member of compensation,nominating
				and audit committee, not independent ,
		Noaf Adel
		Al-Sabah, 	Board of Director, member of compensation, nominating
				and audit committee. not independent

		Once we obtaine finance, we will satisfy the requirement that majority
		of the board of directors are independent.

	(b).	Definition of Independent Board of Director

	An "independent director" is a director who has no material relationship with
	the company beyond his directorship (either directly or as a partner,
	shareholder, orofficer of an organization that has a "material" relationship
	with the company). An independent director should be independent in
	character and judgment, and there should be no relationships or
	circumstances which could affect, or might appear to affect, the director's
	independent judgment.

	In particular, an independent director is a director who:

	i.	Is not, and has not been employed by the company or any of its related
		parties at any time during the past five years;
	ii. 	Is not, and has not been affiliated with a company that acts as an
		advisor or consultant to the company or its related parties, nor is
		not and has not himself acted in such capacity at any time during
		the past five years;
	iii. 	Is not, and has not been affiliated with any significant customer or
		supplier of the company or its related parties (i.e. a company that
		makes payments to, or receives


	(c). 	Board meetings and committees; annual meeting attendance.

	Currently, Mr.Yun Huang and Mr Noaf Adel Al-Sabah meet each week to discuss the company issues.Once the business issuer get finance, it will determine the schedule of annual meeting.


	(d).	Director Nominating Process.

	(i).	Currently, the business issuer dose not have charter for nominating yet.
	(ii).	The committee will consider director candidates recommended by security
		holders;
	(iii).	The procedures for (ii) are:

	a.	Acceptance of application for the candidate
	b.	Discussion of the applicant in monthly meeting
	c.	Making decision by standard, the standard will be issued later.






	      		15.





	(vi).	The minimum qualifications for the candidate are:

	a.	Love our business
	b.	Have desire to let our business become better
	c.	Have certain good reputation on a certain field

	(v).	The business issuer will not pay any fee for the recommendation of the
		candidate.

	(e).	Audit committee.

		Currently, Mr. Yun Huang and Mr. Noaf Adel Al-Sabah serve as auditing
		expert to the business.

	(f).	Compensation committee.

		Currently, Mr. Yun Huang and Mr. Noaf Adel Al-Sabah serve as compensation
		committee to the business.

	(g).	Shareholder communications.

	The business issuer will allow shareholder to send letter to state their
	opinions to the board of directors. The board will answer the letter within
	two weeks, if available.


	Item VIIII.	Summary Information and Risk Factors.

	(a) Summary.

	The business issuer is actually working on the first Chinese REIT which go
	public in the USA.The business issuer will acquire real estate assets in china
	which includes hotel, apartment building, office building and go public in
	USA. In this way, American investors or foreign investors will be very easy to
	access the Chinese real estate investment and then exit the investment in
	United State's stock market while they are in USA. Currently, the assets
	planned to be acquired are that located at the best place in three major
	cities, including Beijing, Shanghai and Tianjin. The asset includes
	completed real estate or uncompleted real estate projects, but have great
	potential for value increase. The issuer's management team mainly are
	composed of not only American, American Chinese who understands
	very well American culture and Chinese culture with great experiences
	and connections in two countries, but also great local Chinese,
	including very experienced professional real estate managers,
	famous architects, high-level government officers, famous
	attorneys and accountants.

	The investors in china and usa will have great opportunity to increase their
	investment value when Chinese real estate industry boom and the Chinese
	currency (RenMinBi) value increases. The trend will be continuing.




	      		16.




	The investment risk also can be hedged to minimum in USA by derivative tool in
	American stock market.

	(b) Address and Email Adress.

 	4201 Suzanne Dr. Palo Alto, CA 94304
	y8huang2002@yahoo.com


	(c) Risk factors.

	(i) Lack of an operating history;

	The business here is related to many aspects, that include finance, acquisition, real estate development and go public. Therefore, it requires that the principal has to very rich experiences on those aspects. The principal himself does not have enough experiences in real estate development. However, the business issuer can hire very good experienced real estate general managers in China. Also, the business issuer has an excellent network in China, where it would not be difficult to locate very high qualified calibers.

	(ii).	Poor financial position;

	Currently, the financial situation is bad for the business issuer. If the
	business issuer can be successful will depend on the financing result. However,
	the business here stands for the interests of the people in two countries.
	Americans want to invest in Chinese real estate asset and exit the investment
	in USA's stock market and grow with china's growth and RMB's value increase.
	While Chinese people like to go to international and hedge their real estate
	risk by derivative tools.

	(iii).	Market Risk;

	China's real estate also has market risk like all other country's real estate
	market. It might be down in the short term. However, the overall trend is up,
	and it will last quite a long time to sustain the trend. we can still see the
	Chinese real estate market is very hot, even if Chinese government tried
	to use macroscopic adjustment to suppress the market. We don't have to worry
	about the market risk now. Also, we are doing asset acquisitions only in the
	first three biggest cities, which are Beijing , Tianjin and Shanghai. The
	market in those three cities would be very good for the Chinese cultural
	reasons.


	(iv).	Policy Risk

	The Chinese investment policies might change sometimes. It might limit the
	foreign investment in China. Therefore it would effect  the issuer's
	investment and the rate of return. However, we are actually working together
	with local Chinese real estate companies as joint venture. We are treated
	as a Chinese company. Also, China's policies is in the trend to open to
	foreign countries not to close. The trend will last for quite long time.
	In the long run, we don't have to worry about it.






	      		17.



	Item X.	Dilution


	The business issuer authorizes the issuance of a maximum of
	100,000,000 shares of common stock and a maximum of 20,000,000 shares of
	preferred stock. Any merger or acquisition effected by us may result in
	the issuance of additional securities without stockholder approval and
	may result in substantial dilution in the percentage of our common stock
	held by our then existing stockholders. Moreover, the common stock issued
	in any such merger or acquisition transaction may be valued on an arbitrary
	or non-arm's-length basis by our management, resulting in an additional
	reduction in the percentage of common stock held by our then existing
	stockholders.Our Board of Directors has the power to issue any or all of
	such authorized but un issued shares without stockholder approval. To the
	extent that additional shares of Common Stock or Preferred Stock are issued
	in connection with a business combination or otherwise, dilution to the
	interests of our stockholders will occur and the rights of the holders of
	Common Stock might be materially adversely affected.


	Item XI.	Indemnification of Directors and Officers

	Section 145 of the Delaware Corporation Law provides in relevant parts as follows:

	(1) A corporation shall have power to indemnify any person who was or is
	a party or is threatened to be made a party to any threatened, pending, or
	completed action, suit,or proceeding, whether civil, criminal, administrative,
	or investigative (other than an action by or in the right of the corporation)
	by reason of the fact that he is or was a director, officer, employee, or
	agent of the corporation, or is or was serving at the request of the
	corporation as a director, officer, employee, or agent of another corporation,
	partnership, joint venture, trust, or other enterprise, against expenses
	(including attorneys' fees), judgments, fines, and amounts paid in settlement
	actually and reasonably incurred by him in connection with such action, suit,
	or proceeding if he acted in good faith and in a manner he reasonably believed
	to be in or not opposed to the best interests of the corporation, and, with
	respect to any criminal action or proceeding, had no reasonable cause to
	believe his conduct was unlawful. The termination of any action, suit, or
	proceeding by judgment, order, settlement,conviction, or on a plea of nolo
	contendere or its equivalent, shall not, of itself, create a presumption that
	the person did not act in good faith and in a manner which he reasonably
	believed to be in or not opposed to the best interests of the corporation,
	and with respect to any criminal action or proceeding, had reasonable cause
	to believe that his conduct was unlawful. (2) A corporation shall have power
	to indemnify any person who was or is a party or is threatened to be made a
	party to any threatened,pending, or completed action or suit by or in the
	right of the corporation to procure a judgment in its favor by reason of the
	feet that he is or was a director, officer, employee, or agent of the
	corporation, or is or was serving at the request of the corporation as a
	director, officer, employee, or agent of another corporation, partnership,
	joint venture, trust, or other enterprise against expenses (including
	attorneys' fees) actually and reasonably incurred by him in connection with
	the defense or settlement of such action or suit if he acted in good faith and
	in a manner he reasonably believed to be in or not opposed to the best
	interests of the corporation and except that no indemnification shall be
	made in respect of any claim, issue, or matter as to which such person shall
	have been adjudged to be liable for negligence or misconduct in the
	performance of his duty to the corporation unless and only to the extent
	that the court in which such action or suit was brought shall determine on
	application that, despite the adjudication of liability but in view of all
	circumstances of the case, such person is fairly and reasonably entitled to
	indemnity for such expenses which such court shall deem proper.




	      		18.




	(3) To the extent that a director, officer, employee, or agent of a
	corporation has been successful on the merits or otherwise in defense of
	any action, suit, or proceeding referred to in (1) or (2) of this subsection,
	or in defense of any claim, issue or matter therein, he shall be indemnified
	against expenses (including attorneys' fees) actually and reasonably incurred
	by him in connection therewith. (4) The indemnification provided by this
	section shall not be deemed exclusive of any other rights to which those
	seeking indemnification may be entitled under any agreement, vote of
	stockholders or disinterested directors or otherwise, both as to action in his
	official capacity and as to action in another capacity while holding such
	office, and shall continue as to a person who has ceased to be a director,
	officer, employee, or agent and shall inure to the benefit of the heirs,
	executors, and administrators of such a person.




	Part F/S


	FINANCIAL STATEMENTS (December 31, 2006)
	Royal B.Y Investment Management LLC.

	INDEX TO FINANCIAL STATEMENTS

	Balance Sheet                                         			F-1
	Statement of Operations                             			F-2
	Statement of Stockholder's Equity (deficit)      			F-3
	Statement of Cash Flows                               			F-4
	Notes to Financial Statements                      			F-5


	UNAUDITED CONSOLIDATED BALANCE SHEETS




	ASSET
	CURRENT ASSET
	Cash							$		0.00
	Accounts Receivable							0.00

	Net:							$		0.00

	LIABILITIES AND STOCKHOLDERS' DEFICIT

	CURRENT LIABILITIES:

	Note payable to related party  				$		0.00

	Accrued Interest								0.00

	Total current liabilities					$		0.00





	STOCKHOLDERS' EQUITY/DEFICIT:
	Accumulated Deficit					$		(80,000)


	Common stock; $0.004 par value, 200,000,000 shares
	authorized, 20,000,000 shares issued and outstanding		$		80,000





	Total stockholders' deficit    				$		(80,000)

	Total liabilities and stockholder's deficit			$		(80,000)









	      		19.

	Statement of Income
	December 31,2005 to December 31, 21006

	UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS



 	Revenue		                     		$0.00


	OPERATING EXPENSES:
	Research and development                             	25,000
	General and administrative                             25,000
	Legal and professional fees                            30,000






	LOSS FROM OPERATIONS                              	(80,000)


	UNAUDITED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
       	For the period from December 31,2005 to December 31, 2006



                          		Common Stock      Additional
                                          		Paid-in
                           		Shares Amount     Capital            Total
                         		---------  	-------      	-------


	Balance, 12/31/05         20,000,000   	$0.00         	$80,000

	Net loss, 12/31/2006      --           	--       		$80,000

	Balance, 12/31/2006       20,000,000   	$0.00         	$80,000






	      		20.

    	Unaudited Statement of Cash Flows
	For the period from December 31, 2006 (inception) to December 31, 2006


	Cash Flow from Financial Activities

	Common stock issued for cash			$80,000



	Net cash provided by financing  activities      	80,000

 	Net cash provided by (used in) operating activities	(80,000)


	NET INCREASE (DECREASE) IN CASH 			$(0.00)





	F-5
	Notes to Financial Statements

	The Board of Directors issued 200,000 shares of common stock in services to the founding shareholder of the Company to fund organizational start-up costs.








	CERTIFICATIONS

	I, Yun Huang certify that:

	1. 	I have reviewed this form 10-SB of Royal B.Y. investment Management
		LLC.;
	2. 	Based on my knowledge, this report does not contain any untrue
		statement of a material fact or 	omit to state a material fact
		necessary to make the statements made, in light of the circumstances
		under which such statements were made, not misleading with respect to
		the period covered by this report;
	3. 	Based on my knowledge, the financial statements, and other financial
		information included in this report, fairly present in all material
		respects the financial condition, results of operations
	a	an cash flows of the small business issuer as of, and for, the periods
		presented in this report;

	4. 	The small business issuer's other certifying officer(s) and I are
		responsible for establishing and maintaining disclosure controls and
		procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))
		and internal control over financial reporting (as defined in Exchange
		Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and
		have:

	(a) 	Designed such disclosure controls and procedures, or caused such
		disclosure controls and procedures to be designed under our supervision,
		to ensure that material information relating to the small business issuer,
		including its consolidated subsidiaries, is made known to us byothers
		within those entities, particularly during the period in which this report
		is being prepared;
	(b) 	Designed such internal control over financial reporting, or caused such
		internal control over financial reporting to be designed under our
		supervision, to provide reasonable assurance regarding the reliability
		of financial reporting and the preparation of financial statements for
		external purposes in accordance with generally accepted accounting
		principles;








		      		21.






	c) 	Evaluated the effectiveness of the small business issuer's disclosure
		controls and procedures and presented in this report our conclusions
		about the effectiveness of the disclosure controls and procedures,
		as of the end of the period covered by this report based on such
		evaluation;
	(d) 	Disclosed in this report any change in the small business issuer's
		internal control over financial reporting that occurred during the
		small business issuer's most recent fiscal quarter (the small business
		issuer's fourth fiscal quarter in the case of an annual report) that
		has materially affected, or is reasonably likely to materially affect,
		the small business issuer's internal control over financial reporting;
		and

	5. 	The small business issuer's other certifying officer(s) and I have
		disclosed, based on our most recent evaluation of internal control over
		financial reporting, to the small business issuer's auditors and the
		audit committee of the small business issuer's board of directors (or
		persons performing the equivalent functions):
	(a) 	All significant deficiencies and material weaknesses in the design or
		operation of internalcontrol over financial reporting which are
		reasonably likely to adversely affect the smallbusiness issuer's ability
		to record, process, summarize and report financial information; and
	(b) 	Any fraud, whether or not material, that involves management or other
		employees who have a significant role in the small business issuer's
		internal control over financial reporting.



		/s/ Yun Huang, President
		- ------------------------------------
		Yun Huang
		Principal Executive Officer &
		Principal Financial Officer
		Principal Accounting Officer




		Date: May 16, 2007